Lamberson Capital LLC

Statement of Financial Condition
December 31, 2025

This report is Filed as Public Information in
Accordance with Rule 17a-5 under the
Securities Exchange Act of 1934.

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SEC FILE NUMBER
8-69698

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Lamberson Capital LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

71 S Wacker Drive, Suite 2300
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David J. Kenneth	312-360-7302	david.kenneth@consolidatedtrading.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP
(Name – if individual, state last, first, and middle name)

30 South Wacker Drive, Suite 3300	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

September 24, 2003	49
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David J Kenneth _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Lamberson Capital LLC _____, as of December 31 _____, 2025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: David J Kenneth   Digitally signed by David J Kenneth
Date: 2026.02.18 14:31:12 -06'00'

Title: Chief Financial Officer

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Contents







RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Manager of Lamberson Capital LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Lamberson Capital LLC (the Company) as of December 31, 2025, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2025.

Chicago, Illinois
February 20, 2026

THE POWER OF BEING UNDERSTOOD
ASSURANCE | TAX | CONSULTING

1

RSM US LLP is the U.S. member firm of RSM International, a global network of independent assurance, tax, and consulting firms. Visit rsmus.com/aboutus for more information regarding RSM US LLP and RSM International.

Lamberson Capital LLC

Statement of Financial Condition
December 31, 2025

Assets

Cash	$	541,802
Due from broker-dealers		29,730,453
Financial instruments owned, at fair value		182,171,178
Interest and dividends receivable, net		56,185
Furniture, equipment, software and leasehold improvements, at cost,		
net of accumulated depreciation and amortization		20,168
Other assets		44,425
Total assets	$	212,564,211

Liabilities and Members' Equity

Liabilities:		
Financial instruments sold, not yet purchased, at fair value		126,533,007
Accrued compensation		694,352
Accounts payable and accrued expenses		245,111
Total liabilities		127,472,470
Members' equity		85,091,741
Total liabilities and members' equity	$	212,564,211

See notes to financial statements.

Lamberson Capital LLC

Notes to Financial Statements

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: Lamberson Capital LLC (the Company) is an Illinois Limited Liability Company established on September 18, 2015. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Chicago Board Options Exchange. The Company's primary business operation is conducting proprietary trading as market makers of securities and derivative financial instruments. The Company's principal operations are located in Chicago, Illinois.

The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is currently exempt from certain requirements including the calculation of and compliance of minimum net capital requirements under 15c3-1 and operates pursuant to Rule 15c3-1(b) 1 of the Securities Exchange Act of 1934. The Company's Designated Self-Regulatory Organization is the Chicago Board Options Exchange.

A summary of the Company's significant accounting policies follows:
The Company follows Generally Accepted Accounting Principles in the United States (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Securities and derivatives transactions: Securities transactions recorded on the trade-date basis as if they had settled. The Company recognizes contractual interest on securities on an accrual basis.

Financial instruments sold, not yet purchased represent obligations to deliver a specified quantity of securities. The Company is obligated to purchase securities at a future date at then prevailing prices that may differ from the fair values reflected in the statement of financial condition.

Unrealized gains or losses on open contracts (the difference between contract trade price and market price) are reported in due to broker-dealers in the statement of financial condition as a net unrealized gain or loss by broker-dealer, as there exists a right of offset of unrealized gains or losses in accordance with the guidance of the FASB.

Due from broker-dealers: Due from broker-dealer relates to trades pending settlement and futures open trade equity and are netted by broker in due from broker-dealers in the statement of financial condition. The Company may obtain short-term financing from the clearing brokers from whom it can borrow against its proprietary inventory positions, subject to the clearing firm's financing requirements.

Lamberson Capital LLC

Notes to Financial Statements
_____

Note 1.   Nature of Business and Significant Accounting Policies (Continued)

Furniture, equipment, software, and leasehold improvements: Furniture, equipment, software and leasehold improvements are recorded at cost. Furniture, equipment and software are depreciated on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the lesser of the improvement's useful life or the lease term.

Fair value of financial instruments: Financial instruments owned and financial instruments sold not yet purchased are recorded in the statement of financial condition at fair value in accordance with Accounting Standards Codification (ASC) 820 "Fair Value Measurements and Disclosures". Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is generally determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The Company, as of December 31, 2025, does not own any Level 2 or Level 3 financial instruments.

The availability of observable inputs can vary from instrument to instrument and is affected by a wide variety of factors, including, for example, the type of instrument, whether the instrument is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the instrument. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

Lamberson Capital LLC

Notes to Financial Statements
_____

Note 1.   Nature of Business and Significant Accounting Policies (Continued)

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the instrument.

The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is typically categorized:

Equity securities traded on a national securities exchange, or reported on the NASDAQ national market, are stated at the last reported sales price on the day of valuation. Fair value of exchange-traded futures contracts, equity options and options on futures are based upon exchange settlement prices. These financial instruments are classified as Level 1 in the fair value hierarchy.

The Company assesses the levels of the financial instruments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were no transfers among Levels 1, 2, and 3 during the year.

Income taxes: The Company is taxed as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal income taxes. Instead, members are liable for federal and state income taxes on their respective share of the taxable income of the Company. Accordingly, no provision for federal income tax has been provided for in the accompanying financial statements.

FASB guidance requires the evaluation of income tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Through December 31, 2025, management has determined that there are no material uncertain income tax positions.

The Company is generally not subject to examination by U.S. federal or state taxing authorities for tax years before 2022.

Credit losses on financial assets: The Company accounts for estimates credit losses on financial assets measured at amortized cost and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. Expected credit losses are measured based on historical experience, current conditions and forecasts that affect collectability of the reported amount. Management has determined that there are no material estimated credit losses through the year ended December 31, 2025 that impacted the Company's Statement of Financial Condition.

Lamberson Capital LLC

Notes to Financial Statements

Note 2. Fair Value of Financial Instruments

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2025:

		Fair Value Measurements Using		
Description	Total	Quoted Prices in Active Markets for Identical Assets and Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Financial instruments owned:				
Equity securities	$ -	$ -	$ -	$ -
Equity options	182,171,178	182,171,178	-	-
	$ 182,171,178	$ 182,171,178	$ -	$ -
Liabilities				
Due from broker-dealer:				
Futures contracts	504,425	504,425	-	-
Financial instruments sold, not yet purchased:				
Equity options	126,533,007	126,533,007	-	-
	$ 127,037,432.10	$ 127,037,432.10		

Substantially all of the Company's other assets and liabilities, except for furniture, equipment, software and leasehold improvements, are considered financial instruments and are either already at fair value or at carrying amounts that approximate fair value because of the short maturity of the instruments.

Lamberson Capital LLC

Notes to Financial Statements

Note 3. Due from Broker-Dealers

Due from broker-dealer at December 31, 2025, consist of the following:

	Receivables
Due from broker-dealers	$ 30,234,878
Unrealized loss on open trade equity on exchange traded futures contracts	(504,425)
	$ 29,730,453

Note 4. Derivative Financial Instruments

Derivative financial instruments are based upon an underlying asset, index, or reference rate or a combination of these factors. The Company uses derivative financial instruments as part of its trading activities. These financial instruments, which generally include exchange-traded equity options, and futures contracts, expose the Company to varying degrees of market and credit risk that may be in excess of the amounts recorded in the statement of financial condition.

As a market maker and liquidity provider in various markets, the Company employs arbitrage trading strategies between exchange-traded futures and securities. Since the Company's trading is primarily arbitrage in nature, the notional value of open derivative positions is not representative of the risk in the outstanding derivatives contract. The Company's trading activities involve the use of risk management strategies to reduce directional and non-directional risks based on models and there is no guarantee that the hedging strategies will achieve their desired effect.

These derivative contracts are recorded on the statement of financial condition as assets and liabilities measured at fair value. The Company does not consider any derivative instruments to be hedging instruments, as those terms are generally understood under GAAP.

As a proprietary trading firm, the Company executes a high volume of transactions in futures and securities on a daily basis. The Company provides liquidity in most major markets on which it trades.

Lamberson Capital LLC

Notes to Financial Statements

Note 4. Derivative Financial Instruments (Continued)

As of December 31, 2025, the Company's derivative activities had the following impact on the statement of financial condition:

Underlying Risk	Statement of Financial Condition Location	Assets at Fair Value	Liabilities at Fair Value	Net
Futures Price	Due from broker-dealer	$ -	$ (504,425)	$ (504,425)
Equity Price	Financial instruments owned	182,171,178	-	182,171,178
	Financial instruments sold, not yet purchased	-	(126,533,007)	(126,533,007)
				$ 55,133,746

Lamberson Capital LLC

Notes to Financial Statements

Note 5.   Offsetting

As of December 31, 2025, the Company holds derivative instruments that are either eligible for offset in the statement of financial condition or are subject to master netting arrangements or similar agreements. The following table provide disclosure regarding the potential effect of offsetting of recognized assets and liabilities presented in the statement of financial condition:

| | Gross Amounts Recognized | Gross Amounts Offset in the Statement of Financial Condition | Net Amounts of Assets/Liabilities Presented in the Statement of Financial Condition | Gross Amounts Not Offset in the Statement on Financial Condition | | Net Amount |
				Financial Instruments	Cash Collateral Received/Pledged	
Assets						
Futures Open Trade Equity-Note 1	$ -	$ -	$ -	$ -	$ -	$ -
Liabilities						
Futures Open Trade Equity-Note 1	$ (504,425)	$ -	$ (504,425)	$ -	$ -	$ (504,425)

Note 1- Amounts are included in due from brokers-dealer on the statement of financial condition

Note 6.   Members' Equity

Members' equity consists of one class of members, Class A. Class A members participate in the Company's profits and losses in accordance with their respective percentages, as defined in the operating agreement.

Note 7.   Off-Balance-Sheet Risk and Concentration of Credit Risk

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company controls its exposure to market risk arising from the use of these financial instruments through various analytical monitoring technologies and techniques.

Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. The Company limits credit risk by executing futures and options transactions through regulated exchanges that are subject to the exchanges' counterparty approval procedures and margin requirements.

Lamberson Capital LLC

Notes to Financial Statements

Note 7.   Off-Balance-Sheet Risk and Concentration of Credit Risk (Continued)

The Company conducts business with broker-dealers and organizations for its trading activities. The clearing and depository operations of the Company's trading activities are performed by these brokers pursuant to agreements. The Company monitors the credit standing of these brokers on an ongoing basis. In the event a broker is unable to fulfill its obligations, the Company would be subject to credit risk.

The Company's financial instruments that are exposed to concentrations of credit risk include cash. The Company maintains its cash accounts at financial institutions located in the United States. At times, the Company may have cash that exceeds the balance insured by the Federal Deposit Insurance Corporation. The Company monitors such credit risks and has not experienced any losses related to such risks.

Note 8.   Guarantees and Indemnifications

The Company is required to disclose information about its obligations under certain guarantee arrangements. Guarantees are defined as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event related to an asset, liability or equity security of a guaranteed party. Guarantees are also defined as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company trades and holds certain fair-valued derivative contracts, which may constitute guarantees. Such contracts include written option contracts. Written options obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option. Since the Company does not track the counterparties' purpose for entering into a derivative contract, it has disclosed derivative contracts that are likely to be used to protect against a change in an underlying financial instrument, regardless of their actual use.

As of December 31, 2025, the maximum payouts for these contracts are limited to the notional amounts of each contract. Maximum payouts do not represent the expected future cash requirements as the Company's written options positions may be liquidated or expire without being exercised by the holder. In addition, maximum payout amounts are frequently decreased by offsetting positions taken by the Company as part of its hedging activities. The fair values of all written option contracts as of December 31, 2025, are included as liabilities in financial instruments sold, not yet purchased on the statement of financial condition.

In the normal course of business, the Company deposits assets with and indemnifies and guarantees certain service providers, such as clearing and custody agents, against potential losses in connection with them providing services to the Company. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Lamberson Capital LLC

Notes to Financial Statements

Note 9.   Related-Party Transactions

Beginning January 1, 2016, the Company entered into expense sharing agreements with affiliated entities under common management and control. The agreement provides basis for the allocation of shared services and operating expenses (including but not limited to: employee compensation and related benefits, rent and occupancy, information technology and communications, and other expenses) between entities.

Note 10.   Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued, noting the company had capital distributions of $2,000,000 and loaned $4,000,000 to affiliates.

Note 11.   Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, including principal transactions as a market-maker and proprietary trading firm. The Company has identified its Manager as the chief operating decision maker ("CODM"), who uses net income to evaluate the overall performance to manage the company and make decisions on budgeting, investment priorities and spending levels. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company's significant segment of revenue and expenses, including all non-cash items, can be seen in the Statement of Operations. The CODM utilizes member's equity as reported in the Statement of Financial Condition, as a measure of the net segment assets. There were no changes in segment determinations, measures reviewed by the CODM or significant expense categories compared with the prior period.